

August 23, 2011

Via E-mail
Karl W. Mueller
Senior Vice President
   And Chief Financial Officer
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

Re: **Old Republic International Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed February 28, 2011
                File No. 001-10607

Dear Mr. Mueller:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Risk Factors

Fewer Coverage Rescissions, page 22

1. You state that "The Company's mortgage insurance policy provisions permit it to rescind coverage whenever it finds evidence that a mortgage loan did not qualify for insurance coverage in the first instance, or that a material misrepresentation had been made in the loan application by the borrower, or the lender, and/or its agent." You further disclose (page 70) that "Claims not paid by virtue of coverage rescissions and claims denials amounted to $748.8 million, $719.5 million and $211.0 million for 2010, 2009, and 2008, respectively." Please provide us proposed disclosures to be included in MD&A under Results of Operations – Overview of Loss Reserving Process – Mortgage guarantee on page 52 in future filings that address the following:

- Disclose, if true, that it is your legal right to unilaterally rescind coverage on your mortgage insurance policies as if such coverage never existed, and disclose the conditions that must be met in order for this right to be exercised.
- Disclose how, as an operational matter, the rescission and claim denials work. For example, after you have determined the loan did not qualify for insurance coverage or origination documents and information you received and relied upon included material misrepresentations, do you immediately send a letter to the lender notifying them of the rescission and refund premium related to that policy?
- Disclose how you determine claims not paid by virtue of coverage rescissions and claims denials as discussed in note (a) to the table on page 70 and its relationship to the reserves you accrued. For example, are reserves reduced when you officially communicate the rescission to the lender, or after all lender appeals are considered?
- Disclose whether the insured has a contractual right to appeal the rescission or claim denial and describe the process, timing of reinstating rescinded policies and at what point you deem a rescission is resolved.
- Disclose whether you have sought or are planning to seek recoveries from the beneficiaries of your mortgage insurance policies for previously paid claims. If so, please disclose how you are accounting for such recoveries and tell us the supporting GAAP literature.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies

(d) – Investments, page 63

2. Tell us how your presentation of other-than-temporary impairment losses on the statement of income complies with ASC 320-10-45-8A and 320-10-55-21A.

(h) – Losses, Claims and Settlement Expenses, page 70

3. Refer to the table on page 70. It is not clear to us what is included in "Incurred claims and claim adjustment expenses" for mortgage guaranty. For example, regarding the "change in provision for insured events of prior years" for mortgage guaranty in 2010, 2009 and 2008, footnote (a) would appear to infer that included in this line item is $1,001.9 million, ($881.9) million and ($830.5) million for the years ended December 31, 2010, 2009 and 2008 due to the effect of changes in anticipated coverage rescissions and claims denials. In this regard, if this is not the case, provide us proposed disclosure to be included in future filings as to where in the three lines denoted with an (a) in the table the amounts of $1,001.9 million, ($881.9) million and ($830.5) million in 2010, 2009 and 2008, respectively, in footnote (a) are included. If it is the case that these amounts are included in the line item "change in provision for insured events of prior years," tell us:
   - What caused changes of this magnitude;

- What other changes are included in each period. For example, if $1,001.9 million increase is included in the ($15.2) million in 2010, what is the remainder of ($1,017.1) million decrease and what caused these changes.

  Further, with respect to amounts due to the effect of changes in anticipated coverage rescissions and claims denials, please tell us why it is appropriate under GAAP to increase (reduce) your loss reserves by estimating rescissions and claims denials. In addition, please provide us proposed disclosure to be included in future filings that addresses the following:
  - How you determine your estimates of rescissions and claims denials.
  - Whether your reserve estimate includes an assumption for reinstatement of previously rescinded policies, and if not, your basis for not including such an assumption. If included, please quantify the amounts for the periods presented.
  - Address how you considered your ongoing litigation and arbitration proceedings with, for example, Bank of America, Countrywide and Chase Bank.

4. Please provide us a break out of the line items "Provisions for insured events of the current year" and "Change in provision for insured events of prior years" in the table on page 70 for your Mortgage Guaranty segment for each period presented. The break out should include amounts attributable to the following, as applicable, for each of the line items:
   - Mortgage loan defaults;
   - Rescissions and claims denials; and
   - Reinstatement of rescissions and claims denials.

5. Tell us how you account for claims not paid by virtue of coverage rescissions and claims denials which amounted to $748.8 million, $719.5 million and $211.0 million for 2010, 2009, and 2008, respectively, that you discuss in footnote (a) to the table on page 70.

(j) – Income Taxes, page 71

6. Please tell us why "Other items-net" in the table to should not be disaggregated in 2010. Refer to Rule 4-08(h) of Regulation S-X.

(m) – Goodwill and Intangible Assets, page 73

7. Provide proposed disclosure to be included in future filings required by ASC 350-20-50-1 including goodwill for each reportable segment.

8. You state on page 22 that "It is likely that the Company's mortgage insurance segment will continue to incur material losses…" Further, your market capitalization appears to be materially less than your total Shareholders' Equity at December 31, 2010 and June 30, 2011. Please address the following:

- For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please provide us proposed disclosure to be included in future filings addressing the following:
  o Percentage by which fair value exceeded carrying value as of the date of the most recent test;
  o Amount of goodwill allocated to each reporting unit;
  o Description of how the key assumptions in the impairment analysis were determined;
  o Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
  o Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

- If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk, please provide us proposed disclosure of this information to be included in future filings.

- Tell us how you consider your market capitalization in assessing the reasonableness of the fair values estimated for your reporting units in your goodwill test. Please provide us with a summary that compares your market capitalization to the sum of the fair values of your reporting units and tell us how it supports your conclusion that all reporting units' fair value exceeds book value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant